Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

07024297

…ANGE
COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 2U
San Donato M.se, June 1 , 2007

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- First Quarter Report at 31st March 2007
- Saipem Press Release dated 4th April 2007
- Saipem Press Release dated 30th April 2007
- Saipem Press Release dated 9th May 2007
- Saipem Press Release dated 31st May 2007

SUPPL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

Saipem

First Quarter Report at March 31, 2007

Eni Saipem

First Quarter Report at March 31, 2007

Contents

Approved by the Board of Directors at their meeting of May 9, 2007

Saipem is a subsidiary of Eni SpA

Quarterly reports are not subject to audit.

ECONOMIC AND FINANCIAL DATA

Saipem stand-alone

Fourth quarter 2006	(million euro)	First quarter 2006	First quarter 2007	% Ch.
1,466	Revenues	1,043	**1,301**	24.7
148	Operating profit	93	**137**	47.3
93	Net profit	66	**96**	45.4
181	Capital expenditure	98	**244**	149.0

Saipem consolidated

Fourth quarter 2006	(million euro)	First quarter 2006	First quarter 2007	% Ch.
2,259	Revenues	1,043	**2,190**	110.0
193	Operating profit	93	**179**	92.5
118	Net profit	66	**115**	74.2
189	Capital expenditure	98	**252**	157.1

(million euro)	Dec. 31, 2006	Mar. 31, 2007
Net debt:		
- medium/long-term	885	**830**
- short-term	1,906	**2,249**
- cash	(1,322)	**(1,631)**
- receivables and other financial assets	(52)	**(11)**
	1,417	**1,437**

REVENUES BY BUSINESS SECTOR

Saipem stand-alone

(million euro)	First quarter		
	2006	2007	% Ch.
Offshore	593	**843**	42.2
Onshore	306	**289**	(5.5)
Offshore Drilling	88	**98**	11.4
Onshore Drilling	56	**71**	26.8
Total	**1,043**	**1,301**	**24.7**

Saipem consolidated

(million euro)	First quarter		
	2006	2007	% Ch.
Offshore	593	**843**	42.2
Onshore	306	**1,178**	285.0
Offshore Drilling	88	**98**	11.4
Onshore Drilling	56	**71**	26.8
Total	**1,043**	**2,190**	**110.0**

REVENUES BY GEOGRAPHICAL AREA

Saipem consolidated

(million euro)	First quarter	
Geographical area (1)	2006	2007
Italy	40	**141**
Rest of Europe	184	**237**
Russia (2)	192	**169**
Rest of Asia	224	**868**
North Africa	89	**147**
West Africa	252	**416**
Americas	62	**212**
Total	**1,043**	**2,190**

(1) Final destination of services.
(2) Russia includes Kazakhstan and Azerbaijan.

NEW CONTRACTS AWARDED TO THE SAIPEM GROUP

(million euro)	First quarter	
	2006	2007
Saipem SpA	166	556
Group companies	959	1,812
Total	**1,125**	**2,368**
of which Snamprogetti	-	589
Offshore	335	1,065
Onshore	627	1,177
Offshore Drilling	105	72
Onshore Drilling	58	54
Total	**1,125**	**2,368**

New contracts


2,400
million euro
2,000
1,600
1,200
800
400
2,368
54
72
1,177
1,065
1,125
58
105
627
335
Mar. 31, 2006
Mar. 31, 2007
Offshore
Onshore
Offshore Drilling
Onshore Drilling

BACKLOG

(million euro)	Dec. 31, 2006	Saipem stand-alone Mar. 31, 2007	Snamprogetti Mar. 31, 2007	Mar. 31, 2007
Offshore	4,182	4,404	-	**4,404**
Onshore	6,285	1,523	4,761	**6,284**
Offshore Drilling	2,247	2,221	-	**2,221**
Onshore Drilling	376	359	-	**359**
	13,090	**8,507**	**4,761**	**13,268**

BACKLOG BY GEOGRAPHICAL AREA

(million euro)	Dec. 31, 2006	Mar. 31, 2007
Geographical area		
Italy	1,280	**1,166**
Rest of Europe	1,681	**2,063**
Russia	528	**428**
Rest of Asia	4,487	**4,620**
North Africa	819	**1,099**
West Africa	3,161	**2,905**
Americas	1,134	**987**
Total	**13,090**	**13,268**

Backlog by geographical area at March 31, 2007
(million euro)


1,166 Italy
2,063 Rest of Europe
428 Russia
4,620 Rest of Asia
1,099 North Africa
2,905 West Africa
987 Americas

BASIS OF PRESENTATION

The first quarter report at March 31, 2007, unaudited, has been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (Consob) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account are presented for the first quarter 2007 and for the first quarter 2006. Financial information relating to balance sheet data are presented at March 31, 2007 and December 31, 2006. Tables are comparable with those of 2006 financial statements and first half report.
The first quarter report at March 31, 2007 have been prepared in compliance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accouting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
With reference to Consob Resolution No. 14990, dated April 14, 2005, the information disclosed in this quarterly report has been prepared in compliance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation No. 11971 dated May 14, 1999 and subsequent amendments); for this reason, the provisions of IAS 34 - Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.

Unless otherwise indicated, data is expressed in million euro.

PRINCIPLES OF CONSOLIDATION

The principles of consolidation used in the preparation of this quarterly report are the same used in the preparation of the Consolidated and statutory financial statements at December 31, 2006.

ECONOMIC RESULTS

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Consolidated income statement

(million euro)	First quarter				
	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem consolidated
	2006	2007	2007	2007	**2007**
Operating revenues	**1,043**	**1,301**	**889**	-	**2,190**
Other revenues and income	1	2	-	-	**2**
Purchases, services and other costs	(691)	(856)	(766)	6	**(1,616)**
Payroll and related costs	(212)	(245)	(82)	-	**(327)**
Gross operating profit	**141**	**202**	**41**	**6**	**249**
Amortisation, depreciation and writedowns	(48)	(65)	(5)	-	**(70)**
Operating profit	**93**	**137**	**36**	**6**	**179**
Financial expenses	(13)	(19)	(5)	(6)	**(30)**
Income from investments	7	12	1	-	**13**
Income before income taxes	**87**	**130**	**32**	-	**162**
Income taxes	(21)	(34)	(13)	-	**(47)**
Net profit	**66**	**96**	**19**	-	**115**
Cash flow (net profit + depreciation and amortisation)	**114**	**161**	**24**	-	**185**

In line with the annual financial statements and the interim report, this quarterly report includes the reclassified consolidated income statement by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating profit before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating profit and costs by destination

(million euro)	First quarter				
	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem consolidated
	2006	2007	2007	2007	2007
Operating revenues	**1,043**	**1,301**	**889**	-	**2,190**
Production costs	(882)	(1,099)	(826)	6	(1,919)
Idle costs	(15)	(14)	-	-	(14)
Selling expenses	(19)	(16)	(10)	-	(26)
Research and development costs	(2)	(1)	(4)	-	(5)
Other operating income (expenses), net	-	-	-	-	-
Contribution from operations	**125**	**171**	**49**	**6**	**226**
General and administrative expenses	(32)	(34)	(13)	-	(47)
Operating profit	**93**	**137**	**36**	**6**	**179**

First quarter

Revenues for the first quarter 2007 amounted to €1,301 million, an increase of €258 million versus those of the first quarter 2006, mainly due to higher levels of activity in the Offshore sector.

Operating costs amounted to €1,099 million, an increase of approximately 24.6% versus those for the same period 2006. This increase in operating costs is due to the higher levels of activity generated during the quarter.

Labour costs amounted to €245 million, an increase of approximately 15.6% versus the first quarter 2006.

General and administrative expenses in the first quarter 2007 amounted to €34 million, a 6.3% increase versus the same quarter the previous year. This rise is significantly lower when compared to the growth in volumes (general and administrative expenses as a percentage of revenues fell from 3.1% in 2006 to 2.6% in 2007).

Operating profit for the first quarter 2007 stood at €137 million, an increase of €44 million versus the first quarter 2006. This increase is analysed in detail hereafter under the various business units.

Data relating to Snamprogetti are analysed under the Onshore business unit.

HUMAN RESOURCES

The following table provides data comparing average employment levels at the end of 2006 and the first three months of 2007.

Average workforce

(units)	Dec. 31, 2006	Mar. 31, 2007
Italian personnel	5,397	6,378
French personnel	3,742	3,992
Other nationalities	20,024	22,003
Total	**29,163**	**32,373**
Offshore	9,410	9,352
Onshore	13,399	15,590
Offshore Drilling	1,166	1,231
Onshore Drilling	2,755	3,335
Staff positions	2,433	2,865
Total	**29,163**	**32,373**
No. of engineers at end of period	**6,868**	**6,972**

Average workforce


25,000 units
20,000
15,000
10,000
5,000
Italian personnel
French personnel
Other nationalities
Dec. 31, 2006
Mar. 31, 2007

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

The reclassified consolidated balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.

Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess the capital structure and to analyse its sources of funds and investments in fixed assets and working capital.

(million euro)	Dec. 31, 2006		Mar. 31, 2007	
Net tangible fixed assets		2,345		2,521
Net intangible fixed assets		849		853
		3,194		3,374
Offshore	*1,720*		*1,814*	
Onshore	*603*		*613*	
Offshore Drilling	*776*		*813*	
Onshore Drilling	*95*		*134*	
Financial investments		153		156
Non-current assets		**3,347**		**3,530**
Inventories		1,053		1,490
Trade and other receivables		3,261		3,336
Trade and other payables		(4,434)		(4,947)
Provisions for contingencies		(176)		(173)
Other income (expenses)		120		90
Net current assets		**(176)**		**(204)**
Employee termination indemnities		**(169)**		**(171)**
CAPITAL EMPLOYED		**3,002**		**3,155**
Net equity		**1,581**		**1,714**
Minority interest in net equity		**4**		**4**
Net debt		**1,417**		**1,437**
COVER		**3,002**		**3,155**
Shares issued and outstanding		**441,410,900**		**441,410,900**

Capital expenditure

(million euro)	First quarter 2006	First quarter 2007
Offshore	84	132
Onshore	5	23
Offshore Drilling	6	52
Onshore Drilling	3	45
Total	**98**	**252**

Investments in the first quarter 2007 amounted to €252 million and consisted of: maintenance and upgrading of the existing asset base, including works on the construction of the new semi-submersible platform Scarabeo 8 and the new pipelayer (€134 million); investments in vessels and equipment for specific projects, mainly in Saudi Arabia and preparatory works on Scarabeo 6 due to perform operations in Egypt (€19 million); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (€6 million); conversion of two tankers into FPSO units, due to operate respectively on Petrobras' Golfinho 2 field in Brazil and on behalf of Sonangol P&P in Angola (€85 million); and investments carried out by Snamprogetti (€8 million).

Variation in net equity

(million euro)	First quarter	
	2006	2007
Initial Group net equity	**1,630**	**1,581**
Group net profit	66	115
IAS 32 and 39 - Treasury shares	-	3
IAS 32 and 39 - Fair value hedging operations	25	19
IFRS 3 - Surplus price for Snamprogetti's acquisition	(442)	-
Translation differences in foreign exchange and other variations	7	(4)
Total variation	**(344)**	**133**
Resulting Group net equity	**1,286**	**1,714**

The net equity during the first quarter 2007 increased by €133 million due to the net income for the period (€115 million), the fair value of hedging operations (Interest Rate Swaps) (€19 million), the value of treasury shares bought back to service incentive schemes (€3 million), net of translation differences in foreign exchange and other variations (-€4 million).

Reclassified statement of cash flow and variation in net debt

(million euro)	First quarter	
	2006	2007
Group net income	66	115
Adjustments to reconcile cash generated from operating income before changes in working capital:		
Depreciation, amortisation and other non monetary items	48	76
Dividends, interests and income taxes	6	48
Cash generated from operating income before variation in working capital	**120**	**239**
Variation in working capital relating to operations	(167)	1
Dividends, interests and income taxes received (paid)	(15)	(5)
Net cash flow from operations	**(62)**	**235**
Investments in tangible and intangible fixed assets	(98)	(252)
Disposals	-	1
Free cash flow	**(160)**	**(16)**
Variation in financial debt	969	329
Variations in scope of consolidation and exchange rate differentials on cash and equivalents	(295)	(4)
Net cash flow	**514**	**309**
Free cash flow	**(160)**	**(16)**
Exchange rate differentials and other variation concerning net financial debt	(295) (*)	(4)
Variation in net debt	**(455)**	**(20)**
Net debt at beginning of period	1,012	1,417
Net debt at end of period	1,467	1,437

(*) Includes the effects of the acquisition of Snamprogetti amounting to -€298 million.

Net financial debt

Net financial debt at March 31, 2007 amounted to €1,437 million, an increase of €20 million versus December 31, 2006, due mainly to investments made during the period.

NEW CONTRACTS AND BACKLOG

During the first quarter 2007, Saipem, as a stand-alone entity, was awarded contracts amounting to €1,779 million (compared to €1,125 million in the first quarter 2006); during the same period, Snamprogetti won contracts amounting to €589 million.
The most significant orders awarded in the first quarter include:
Offshore:
- on behalf of Medgaz, an EPIC-type project, comprising installation of a subsea pipeline system which will enable the transportation of natural gas from Algeria to Spain under the Mediterranean Sea;
- on behalf of Eni Australia, an EPIC-type project in Australia, comprising engineering, procurement, construction, installation and commissioning of production platforms and the associated subsea pipeline system for transporting oil & gas to the onshore terminal;
- on behalf of BG Tunisia Ltd, a project in Tunisia, comprising procurement, installation and commissioning of a subsea pipeline connecting the Hasdrubal field, approximately 350 kilometres South-East of Tunis, to the onshore terminal;
- on behalf of BP Norge AS, a project in the Norwegian sector of the North Sea, comprising transport and installation of a jacket, mooring facilities and a three-tier deck that will house all production plant and associated structures for the Valhall field;
- on behalf of Cabinda Gulf Oil Co Ltd, an EPIC-type project in Angola, comprising engineering, procurement, transport and installation of two subsea pipelines in the Mafumeira field, located in Block 0 off the Angolan coast;

Onshore:
- on behalf of Saudi Aramco, an EPC-type project in Saudi Arabia, for the expansion of the Qurayyah plant, which forms part of the Khurais field facilities, located 250 kilometres South-West of Dhahran, and is used to treat sea-water for subsequent well injection;
- on behalf of Saudi Aramco, an EPC-type project in Saudi Arabia, comprising engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah treatment plant into the Khurais field. The contract was awarded to the 50-50 joint venture comprising Saipem and the Canadian company SNC-Lavallin;
- on behalf of Scogat, the Trans Tunisian Pipeline contract, in Tunisia, comprising engineering, procurement, construction and commissioning of two new gas compression stations in addition to the expansion of existing compression facilities;
- on behalf of Engro Chemical Pakistan Ltd (ECPL), in Pakistan, the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, inclusive of all service infrastructures; the plant will be located in Daharki, approximately 450 kilometres North-East of Karachi.

The backlog of the Saipem Group at March 31, 2007 stands at a record level of €13,268 million.

MANAGEMENT OUTLOOK FOR 2007

The strong overall market performance, Saipem's positive results for the first quarter and the fact that projects under execution are generating expected volumes and margins underpin management's expectations of achieving, as previously announced, revenues in excess of €9 billion and an increase in net profit, before one-off income from disposals, of at least 20% compared with 2006. This, despite the fact that the devaluation of US dollar, the currency in which approximately 70% of revenues are denominated, has negatively impacted 2007 operating income by approximately €20 million compared with 2006.
As previously stated, disposals of non-core assets are planned to take place in 2007. The proceeds from these disposals are expected to be in the region of €700 million, with a pre-tax capital gain amounting to approximately half of that sum. These disposals will contribute to a more effective financial planning of the Group's industrial development. Accordingly no immediate impact in Saipem's dividend policy is contemplated.
With regard to capital expenditure, the contract for the construction of a new pipelay vessel was formalised with the Chinese Shipyard Yantai Raffles. Also, a letter of intent was sent to the Italian company Fincantieri, for the completion and outfitting of the semi-submersible platform Scarabeo 8, whose hull is being built at the Russian Shipyard Sevmash in Severodvinsk. Works for the realisation of the new construction yard specialising in large offshore structures have yet to start, while negotiations with the land owners, in a specific area, continue; Saipem is committed to pursuing this project, and alternative locations are being considered.
Alongside the above mentioned investments, a turnkey contract was recently signed with Samsung Heavy Industries Co, of the value of US$ 660 million, for the construction of a new deep-water drillship to be called Saipem 12000, due to be delivered in the first quarter 2010. This new ship will be 228 metres in length and 42 metres wide; it will be equipped with a dynamic-positioning system, and is designed to operate at depths of 3,600 metres (12,000 feet). Its maximum cruising speed will be 11.5 knots and it will be capable of accommodating up to 200 personnel. The decision to start construction of the new vessel was reached following protracted negotiations with clients for the award of a new long-term contract, and the fact that clients demand, as a pre-condition for negotiations, a definite delivery date of the vessel. The total capital expenditure for 2007 is forecast to be marginally in excess of €1.2 billion, which was previously announced. This is due to the combined effect of the start of the investment on the drillship Saipem 12000 and the revised time schedule for other initiatives.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil & gas industry, as well as other industries, political instability in areas where the Group operates, and actions by the competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

OFFSHORE

Fourth quarter 2006	(million euro)	First quarter 2006	First quarter 2007	% Ch.
879	Revenues	593	**843**	42.2
(759)	Expenses	(522)	**(722)**	38.3
(34)	Depreciation and amortisation	(22)	**(37)**	68.2
86	Operating profit	49	**84**	71.4
793	New orders awarded	335	**1,065**	

The backlog as at March 31, 2007 amounted to €4,404 million, of which €1,719 million are to be realised in 2007.

Revenues for the first quarter 2007 amounted to €843 million, representing a 42.2% increase compared to the same period 2006, which is mainly due to higher levels of activity in West Africa, the Far East and the Gulf of Mexico.

Operating profit for the first quarter 2007 amounted to €84 million, equal to 10% of revenues, versus €49 million, equal to 8.3% of revenues in the first quarter 2006. This increase in margin is attributable to improved contract conditions and strong operational performance.

ONSHORE

Fourth quarter Saipem stand-alone 2006	(million euro)	First quarter 2006	Saipem stand-alone 2007	% Ch.	Snamprogetti 2007	Saipem consolidated 2007
413	Revenues	306	289	(5.5)	889	**1,178**
(383)	Expenses	(281)	(265)	(5.7)	(847)	**(1,112)**
(8)	Depreciation and amortisation	(9)	(7)	(22.2)	(5)	**(12)**
22	Operating profit	16	17	6.2	37	**54**
323	New orders awarded	627	588		589	**1,177**

The backlog as at March 31, 2007 amounted to €6,284 million, of which €3,448 million are to be realised in 2007.

Saipem stand-alone
Revenues for the first quarter 2007 amounted to €289 million, representing a modest decrease versus the first quarter 2006, due mainly to the completion of projects in the Far East.

Operating profit for the first quarter 2007 amounted to €17 million, versus €16 million in the same period 2006, with a margin on revenues rising from 5.2% to 5.9%. This increase in margin is attributable to high operational efficiency and improved contractual rates.

Snamprogetti
Revenues generated by Snamprogetti in the first quarter 2007 amounted to €889 million and are largely related to projects under execution in the Middle East. Operating profit totalled €37 million, with a margin on revenues of 4.2%.

OFFSHORE DRILLING

Fourth quarter 2006	(million euro)	First quarter 2006	First quarter 2007	% Ch.
100	Revenues	88	98	11.4
(55)	Expenses	(53)	(52)	(1.9)
(14)	Depreciation and amortisation	(13)	(15)	15.4
31	Operating profit	22	31	40.9
966	New orders awarded	105	72	

The backlog as at March 31, 2007 amounted to €2,221 million, of which €215 million are due to be realised in 2007.

Revenues for the first quarter 2007 amounted to €98 million, representing an 11.4% increase on the same period 2006, attributable mainly to increased activity by the jack-up Perro Negro 4, as well as to higher contractual rates.

Operating profit for the first quarter 2007 amounted to €31 million, versus €22 million in the first quarter 2006, with a margin on revenues rising from 25% to 31.6%. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.
Vessel utilisation in the first quarter 2007 was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	90
Semi-submersible platform Scarabeo 4	90
Semi-submersible platform Scarabeo 5	90
Semi-submersible platform Scarabeo 6	77 (a)
Semi-submersible platform Scarabeo 7	90
Drillship Saipem 10000	90
Jack-up Perro Negro 2	90
Jack-up Perro Negro 3	90
Jack-up Perro Negro 4	90
Jack-up Perro Negro 5	90

(a) For the remaining days (to 90), the vessel underwent upgrading works in readiness for a new contract.

ONSHORE DRILLING

Fourth quarter 2006	(million euro)	First quarter 2006	2007	% Ch.
74	Revenues	56	71	26.8
(58)	Expenses	(46)	(55)	19.6
(6)	Depreciation and amortisation	(4)	(6)	50.0
10	Operating profit	6	10	66.7
37	New orders awarded	58	54	

The backlog as at March 31, 2007 amounted to €359 million of which €154 million are due to be realised in 2007.

Revenues for the first quarter 2007 amounted to €71 million, representing a 26.8% increase compared to the same period 2006, attributable mainly to increased activity in South America.

Operating profit for the first quarter 2007 amounted to €10 million, versus €6 million in the first quarter 2006, with a margin on revenues rising from 10.7% to 14.1%.

This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

Average utilisation of rigs in the first quarter 2007 stood at 97% (93% in the first quarter 2006); rigs were located as follows: 12 in Peru, 9 in Saudi Arabia, 7 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan, 1 in Ecuador and 1 in Turkmenistan.
In addition, 5 third-party rigs were deployed in Peru, 3 by the joint venture company SaiPar and two third-party rigs in Kazakhstan.

Saipem

Società per Azioni
Headquarters: San Donato Milanese (Milan), Italy
Via Martiri di Cefalonia, 67
Capital stock:
€441,410,900 fully paid
Tax identification number and Milan Companies' Register
No. 00825790157
Branches:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy

Relation with institutional investors and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Financial Report at 31st December (in English)
Bilancio al 31 dicembre (in Italian)
Report on the First, the Second and the Third Quarter (in Italian and English)
Six-monthly report at 30th June (in Italian and English)

Sustainability Report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy

Saipem

Società per Azioni
Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy
Tel. +39.02.5201 - Fax +39.02.52054295
www.saipem.eni.it

Saipem

Eni

Saipem wins new contracts worth approximately 1 billion USD

San Donato Milanese, 4 April 2007 – Saipem has been awarded new contracts worth a total of approximately 1 billion USD. The new acquisitions are located in offshore and onshore areas of Tunisia, Angola, Norway, Australia, Saudi Arabia and Pakistan, confirming Saipem's status as a global contractor.

OFFSHORE

Tunisia

In Tunisia, BG Tunisia Limited awarded Saipem a contract for the construction, installation and pre-commissioning of an offshore pipeline system, running between the Hasdrubal offshore field, located in the gulf of Gabes about 350 kilometres southeast of Tunis, and the Hasdrubal onshore terminal, for a length of approximately 110 kilometres. Offshore activities will be carried out by the Crawler vessels in the first half of 2008.

Angola

Saipem has been awarded an EPIC contract for the installation of a pipeline system in the Mafumeira oil field, in Block 0, off the coast of Angola, by the Cabinda Gulf Oil Company Limited. Saipem will be responsible for the engineering, procurement, transportation and installation of two 26-kilometre pipelines in water depths of approximately 50 meters. Offshore activities will be carried out mainly by the Saipem 3000 and S355 vessels, between the last quarter of 2007 and the first half of 2008.

Norway

BP Norge As awarded Saipem the contract for the Valhall redevelopment project located in the Norwegian North Sea, in water depths of approximately 74 metres. Saipem's scope of work consists of transportation and installation of a jacket, skirt piles, three level process and utilities deck, and related ancillary facilities. Saipem 7000 will be deployed in different time-frames between 2008 and 2010.

Australia

Saipem won from Eni Australia the offshore contract for the Blacktip Development Project, located in the Bonaparte basin, about 100 kilometres off the north-western Australian coast, at a water depth of 50 meters. The EPIC contract encompasses the engineering, procurement, construction, installation and pre-commissioning of the wellhead platform and the 108 kilometres export pipeline system.

The installation vessel Castoro Otto will be utilised for marine activities through the third quarter of 2008.

Saipem

Eni

ONSHORE

Saudi Arabia

In Saudi Arabia, Saudi Aramco awarded the turnkey contract for the water injection pump stations (WIPS) facilities within the onshore Khurais increment programme to a 50-50 Joint Venture made up by Canadian company SNC-Lavallin and Saipem. In line with Saudi Aramco's contracting strategy, the contract has been assigned on a convertible lump-sum turnkey (CLSTK) basis, with initial engineering activity and procurement of long lead items carried out on a cost reimbursable basis, before being converted to lump-sum once the majority of detailed engineering is complete.

The scope of work covers engineering, material procurement, installation, construction, pre-commissioning, and commissioning for water injection pump stations (WIPS) facilities, receiving water from the Qurayyah Sea Water Plant, which is also being expanded by Saipem. Works are expected to be completed by the second half of 2008.

Pakistan

In Pakistan, Engro Chemical Pakistan Limited (ECPL) has awarded Saipem the contract for technology licensing, engineering, procurement and supervision for an Ammonia and Urea plant, including the related utility systems. The plant will be located in Daharki, about 450 kilometres northeast of Karachi and, once completed, will have a capacity of 1.35 million tons of urea per year, becoming the largest single-train urea plant in the world.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

RECEIVED
2007 JUN -8 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Saipem: the shareholders' meeting approves 2006 Financial Statements

- **Dividend set at €0.29 per ordinary share and €0.32 per savings share.**
- **2007 Stock Option Scheme approved.**
- **Buy-back of 2,500,000 shares to allocate to the company's Stock Option Scheme approved.**
- **Amendments to the Articles of Association approved.**

San Donato Milanese, April 30, 2007 - Saipem's ordinary shareholders' meeting held today approved Saipem S.p.A.'s 2006 Statutory Financial Statements and the distribution of a dividend of €0.29 per ordinary share (€0.19 in 2005) and €0.32 per savings share (€0.22 in 2005).

Dividends will be paid from May 24, 2007 with an ex-dividend date of May 21, 2007.

The ordinary shareholders' meeting also approved the 2007 Stock Option Scheme and authorised the Board of Directors to buy back, over a period of 18 months, up to 2,500,000 shares, equal to 0.56% of the share capital, for a total amount not exceeding €60 million, for allocation to the Stock Option Scheme.

The programme for the buy-back of a maximum of 2,400,000 treasury shares, approved by the Shareholders' Meeting on April 28, 2006, closed on April 20, 2007. 1,965,000 treasury shares, which represent the exact number of shares needed to implement the Incentive Scheme and equal to 0.45% of the share capital, were bought back for a total amount of €38,160,000 (at an average price of €19.42 per share).

The 2007 Stock Options will be allocated to the Chairman and Managing Director of Saipem S.p.A., the Chairman of Saipem s.a., the Managing Director of Snamprogetti S.p.A. and senior managers directly responsible for Group results or holding strategic positions (approximately 100 managers). The options' vesting period will be three years from the date of allocation and their exercise will be based on the total shareholders' return achieved by the Saipem share over the vesting period versus that achieved by competing operators. The shares' purchase price will be the higher price between the average of the

shares' official price recorded by the Telematic Stock Market of the Italian Stock Exchange (Borsa Italiana S.p.A.) over the month preceding the date of Stock Option allocation and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation.

The Extraordinary Shareholders' Meeting approved the modifications to Articles of Association required by Law 262/05 and Law Decree 303/06.

The main modifications concern:

- the capacity for Shareholders who represent at least one fortieth of the share capital to request that items be added to the Shareholders' Meeting agenda;
- the provision whereby members of the Board of Directors who satisfy the independence requirements must number at least three if the Board comprises more than seven members, or one if the Board comprises less than seven members. All candidates for the role of Board Director must provide a declaration stating that they satisfy the independence requirements provided by law as well as the integrity requirements. These requirements will be periodically reassessed by the Board;
- the provision whereby lists of candidates for the role of Board Director must be presented by Shareholders at least fifteen days prior to the Shareholders' Meeting. The same provision states that current law and regulations will determine the method of publication of candidate lists and the percentage of share ownership to allow for the presentation of lists, if different from that provided in the Articles of Association;
- the procedures for appointing a manager charged with preparing the company's financial reports and identification of their professional requirements;
- the provision whereby applicable regulations will determine the filing, presentation and publication of lists of candidates to the office of Statutory Auditor. The percentage of share ownership to allow for the presentation of lists, if different from

that provided in the Articles of Association and the limits to the cumulation of offices Statutory Auditors may hold;

- the appointment of the Chairman of the Board of Statutory Auditors from the auditors elected by the minority shareholders;
- granting the power to call a Board of Directors' meeting to at least one Statutory Auditor and the power to call a Shareholders' meeting to at least two Statutory Auditors.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem: the Board of Directors approves first quarter results at March 31, 2007

- **Net profit for the first quarter of 2007, inclusive of the effects of the acquisition of Snamprogetti (Euro 19 million), amounted to Euro 115 million, a 74.2% increase compared to the first quarter of 2006.**
- **New contracts won during the first quarter of 2007 amounted to Euro 2,368 million and the backlog at March 31, 2007 stood at Euro 13,268 million.**
- **Investments in the first quarter of 2007 amounted to Euro 252 million.**

San Donato Milanese, May 9, 2007. Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group consolidated first quarter results at March 31, 2007, which are not subject to audit.

(million euro)

	Q1 2006	Q4 2006	Q1 2007	Q1 2007 vs Q1 2006
Including Snamprogetti				
Revenues	n.a.	2,259	2,190	n.a.
Operating profit	n.a.	193	179	n.a.
Net profit	n.a.	118	115	n.a.
Cash flow (net profit plus depreciation)	n.a.	184	185	n.a.
Investments	n.a.	189	252	n.a.
New contracts	n.a.	2,545	2,368	n.a.
Excluding Snamprogetti				
Revenues	1,043	1,466	1,301	24.7
Operating profit	93	148	137	47.3
Net profit	66	93	96	45.4
Cash flow (net profit plus depreciation)	114	155	161	41.2
Investments	98	181	244	149.0
New contracts	1,125	2,119	1,779	58.1

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter of 2007 amounted to Euro 252 million and consisted of: maintenance and upgrading of the existing asset base, including works on the construction of the new semi-submersible platform Scarabeo 8 and the new pipe layer (Euro 134 million); investments in vessels and equipment for specific projects, mainly in Saudi Arabia and preparatory works on Scarabeo 6 due to perform operations in Egypt (Euro 19 million); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (Euro 6 million); conversion of two tankers into FPSO units, due to operate respectively on Petrobras' Golfinho 2 field in Brazil and on behalf of Sonangol P&P in Angola (Euro 85 million); and investments carried out by Snamprogetti (Euro 8 million).

Net financial debt at March 31, 2007 amounted to Euro 1,437 million, representing an increase of Euro 20 million from December 31, 2006, ascribed mainly to capital expended during the period.

New contracts and backlog

During the first quarter of 2007, Saipem, as a stand-alone entity, was awarded contracts amounting to Euro 1,779 million (compared to Euro 1,125 million in the first quarter of 2006); during the same period, Snamprogetti won contracts amounting to Euro 589 million. The most significant orders awarded in the first quarter include:

Offshore:

- on behalf of Medgaz, an EPIC-type project, comprising installation of a subsea pipeline system which will enable the transportation of natural gas from Algeria to Spain under the Mediterranean Sea.
- on behalf of Eni Australia, an EPIC-type project in Australia, comprising engineering, procurement, construction, installation and commissioning of production platforms and the associated subsea pipeline system for transporting oil & gas to the onshore terminal;
- on behalf of BG Tunisia Limited, a project in Tunisia, comprising procurement, installation and commissioning of a subsea pipeline connecting the Hasdrubal field, approximately 350 kilometres south-east of Tunis, to the onshore terminal;
- on behalf of BP Norge As, a project in the Norwegian sector of the North Sea, comprising transport and installation of a jacket, mooring facilities and a three-tier deck that will house all production plant and associated structures for the Valhall field;
- on behalf of Cabinda Gulf Oil Company Limited, an EPIC-type project in Angola, comprising engineering, procurement, transport and installation of two subsea pipelines in the Mafumeira field, located in Block 0 off the Angolan coast;

Onshore:

- on behalf of Saudi Aramco, an EPC-type project in Saudi Arabia, for the expansion of the Qarayyah plant, which forms part of the Khurais field facilities, located 250 kilometres south-west of Dhahran, and is used to treat sea-water for subsequent well injection;
- on behalf of Saudi Aramco, an EPC-type project in Saudi Arabia, comprising engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah treatment plant into the Khurais field. The contract was awarded to the 50-50 joint venture comprising Saipem and the Canadian company SNC-Lavallin;
- on behalf of Scogat, the Trans-Tunisia Pipeline contract, in Tunisia, comprising engineering, procurement, construction and commissioning of two new gas compression stations in addition to the expansion of existing compression facilities.

- on behalf of Engro Chemical Pakistan Limited (ECPL), in Pakistan, the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, inclusive of all service infrastructures; the plant will be located in Daharki, approximately 450 kilometres north-east of Karachi.

The backlog of the Saipem Group at March 31, 2007 stands at a record level of Euro 13,268 million.

Management outlook for 2007

The strong overall market performance, Saipem's positive results for the first quarter and the fact that projects under execution are generating expected volumes and margins underpin management's expectations of achieving, as previously announced, revenues in excess of Euro 9 billion and an increase in net profit, before one-off income from disposals, of at least 20% compared with 2006. This, despite the fact that the devaluation of US dollar, the currency in which approximately 70% of revenues are denominated, has negatively impacted 2007 operating income by approximately Euro 20 million compared with 2006.

As previously stated, disposals of non-core assets are planned to take place in 2007. The proceeds from these disposals are expected to be in the region of Euro 700 million, with a pre-tax capital gain amounting to approximately half of that sum. These disposals will contribute to a more effective financial planning of the Group's industrial development. Accordingly no immediate impact in Saipem's dividend policy is contemplated.
With regard to capital expenditure, the contract for the construction of a new pipelay vessel was formalised with the Chinese Shipyard Yantai Raffles. Also, a letter of intent was sent to the Italian company Fincantieri, for the completion and outfitting of the semi-submersible platform Scarabeo 8, whose hull is being built at the Russian Shipyard Sevmash in Severodvinsk. Works for the realisation of the new construction yard specialising in large offshore structures have yet to start, while negotiations with the land owners, in a specific area, continue; Saipem is committed to pursuing this project, and alternative locations are being considered.

Alongside the above mentioned investments, a turnkey contract was recently signed with Samsung Heavy Industries Co., of the value of US$ 660 million, for the construction of a new deep-water drillship to be called Saipem 12000, due to be delivered in the first quarter 2010. This new ship will be 228 metres in length and 42 metres wide; it will be equipped with a dynamic-positioning system, and is designed to operate at depths of 3,600 metres (12,000 feet). Its maximum cruising speed will be 11.5 knots and it will be capable of accommodating up to 200 personnel. The decision to start construction of the new vessel was reached following protracted negotiations with clients for the award of a new long-term contract, and the fact that clients demand, as a pre-condition for negotiations, a definite delivery date of the vessel. The total capital expenditure for 2007 is forecast to be marginally in excess of Euro 1.2 billion, which was previously announced. This is due to the combined effect of the start of the investment on the drillship Saipem 12000 and the revised time schedule for other initiatives.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

	Q1 2006	Q4 2006	Q1 2007	Q1 2007 vs Q1 2006
Revenues	593	879	843	42.2
Expenses	(522)	(759)	(722)	38.3
Depreciation and amortisation	(22)	(34)	(37)	68.2
Operating profit	49	86	84	71.4
New orders awarded	335	793	1,065	

The backlog as at March 31, 2007 amounted to Euro 4,404 million, of which 1,719 million is to be realised in 2007.

- Revenues for the first quarter 2007 amounted to Euro 843 million, representing a 42% increase compared to the same period 2006. This is mainly due to higher levels of activity in West Africa, the Far East and the Gulf of Mexico.

- Operating profit for the first quarter of 2007 amounted to Euro 84 million, equal to 10% of revenues, versus Euro 49 million, equal to 8.3% of revenues in the first quarter 2006. This increase in margin is attributable to improved contract conditions and strong operational performance.

Onshore:

(million euro)

Saipem stand-alone Q1 2006	Saipem stand-alone Q4 2006	Saipem stand-alone Q1 2007	Q1 2007 vs Q1 2006		Snamprogetti Q1 2007	Consolidated Q1 2007
306	413	289	- 5.5	Revenues	889	1,178
(281)	(383)	(265)	- 5.7	Expenses	(847)	(1,112)
(9)	(8)	(7)	- 22.2	Depreciation and amortisation	(5)	(12)
16	22	17	6.2	Operating profit	37	54
627	323	588		New orders awarded	589	1,177

The backlog as at March 31, 2007 amounted to Euro 6,284 million, of which 3,448 million will be realised in 2007.

Saipem stand-alone

- Revenues for the first quarter of 2007 amounted to Euro 289 million, representing a modest decrease versus the first quarter 2006, due mainly to the completion of projects in the Far East.

- Operating profit for the first quarter of 2007 amounted to Euro 17 million, versus Euro 16 million in the same period of 2006, with a margin on revenues increasing from 5.2% to 5.9%. This increase in margin is attributable to high operational efficiency and improved contractual rates.

Snamprogetti

- Revenues generated by Snamprogetti in the first quarter 2007 amounted to Euro 889 million and are largely related to projects under execution in the Middle East. Operating profit totalled Euro 37 million, with a margin on revenues of 4.2%.

Offshore Drilling:

(million euro)

	Q1 2006	Q4 2006	Q1 2007	Q1 2007 vs Q1 2006
Revenues	88	100	98	11.4
Expenses	(53)	(55)	(52)	- 1.9
Depreciation and amortisation	(13)	(14)	(15)	15.4
Operating profit	22	31	31	40.9
New orders awarded	105	966	72	

The backlog as at March 31, 2007 amounted to Euro 2,221 million, of which 215 million are due to be realised in 2007.

- Revenues for the first quarter of 2007 amounted to Euro 98 million euro, representing an 11.4% increase on the same period in 2006. This was attributable mainly to increased activity by the jack-up Perro Negro 4, as well as to higher contractual rates.

- Operating profit for the first quarter of 2007 amounted to Euro 31 million, versus Euro 22 million in the first quarter 2006, with a margin on revenues rising from 25% to 31.6%. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation in the first quarter 2007 was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	90	
Semi-submersible platform Scarabeo 4	90	
Semi-submersible platform Scarabeo 5	90	
Semi-submersible platform Scarabeo 6	77	**a**
Semi-submersible platform Scarabeo 7	90	
Drillship Saipem 10000	90	
Jack-up Perro Negro 2	90	
Jack-up Perro Negro 3	90	
Jack-up Perro Negro 4	90	
Jack-up Perro Negro 5	90	

a = for the remaining days (to 90), the vessel underwent upgrading works in readiness for a new contract.

Onshore Drilling:

(million euro)

	Q1 2006	Q4 2006	Q1 2007	Q1 2007 vs Q1 2006
Revenues	56	74	71	26.8
Expenses	(46)	(58)	(55)	19.6
Depreciation and amortisation	(4)	(6)	(6)	50.0
Operating profit	6	10	10	66.7
New orders awarded	58	37	54	

The backlog as at March 31, 2007 amounted to Euro 359 million of which 154 million are due to be realised in 2007.

- Revenues for the first quarter of 2007 amounted to Euro 71 million, representing a 26.8% increase compared to the same period of 2006, attributable mainly to increased activity in South America.

- Operating profit for the first quarter of 2007 amounted to Euro 10 million, versus Euro 6 million in the first quarter of 2006, with a margin on revenues rising from 10.7% to 14.1%. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs in the first quarter of 2007 stood at 97% (93% in the first quarter 2006); rigs were located as follows: 12 in Peru, 9 in Saudi Arabia, 7 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan, 1 in Ecuador and 1 in Turkmenistan.
  In addition 5 third-party rigs were deployed in Peru 3 by the joint-venture company SaiPar and two third-party rigs in Kazakhstan

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs;
- Reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2006		March 31, 2007	
Net tangible fixed assets		2,345		2,521
Net intangible fixed assets		849		853
		3,194		3,374
- Offshore	1,720		1,814	
- Onshore	603		613	
- Offshore Drilling	776		813	
- Onshore Drilling	95		134	
Financial investments		153		156
Non-current assets		**3,347**		**3,530**
Inventories		1,053		1,490
Trade and other receivables		3,261		3,336
Trade and other payables		(4,434)		(4,947)
Provisions for contingencies		(176)		(173)
Other income (expenses)		120		90
Net current assets		**(176)**		**(204)**
Employee termination indemnities		**(169)**		**(171)**
CAPITAL EMPLOYED		**3,002**		**3,155**
Net equity		**1,581**		**1,714**
Minority interest in net equity		**4**		**4**
Net debt		**1,417**		**1,437**
COVER		**3,002**		**3,155**
Leverage (net debt/shareholders' equity)		**0.90**		**0.84**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euro)

First quarter	Saipem stand-alone 2006	Saipem stand-alone 2007	Snamprogetti 2007	Effects of acquisition 2007	Saipem Consolidated 2007
Operating revenues	1,043	1,301	889	–	2,190
Other revenues and income	1	2	–	–	2
Purchases, services and other costs	(691)	(856)	(766)	6	(1,616)
Payroll and related costs	(212)	(245)	(82)	–	(327)
GROSS OPERATING PROFIT	**141**	**202**	**41**	**6**	**249**
Amortisation, depreciation and write-downs	(48)	(65)	(5)	–	(70)
OPERATING PROFIT	**93**	**137**	**36**	**6**	**179**
Financial expenses	(13)	(19)	(5)	(6)	(30)
Income from investments	7	12	1	–	13
INCOME BEFORE INCOME TAXES	**87**	**130**	**32**	–	**162**
Income taxes	(21)	(34)	(13)	–	(47)
NET PROFIT	**66**	**96**	**19**	**–**	**115**
CASH FLOW (Net profit + Depreciation and amortisation)	**114**	**161**	**24**	**–**	**185**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

First quarter	Saipem stand-alone 2006	Saipem stand-alone 2007	Snamprogetti 2007	Effects of acquisition 2007	Saipem Consolidated 2007
Operating revenues	1,043	1,301	889	–	2,190
Production costs	(882)	(1,099)	(826)	6	(1,919)
Idle costs	(15)	(14)	–	–	(14)
Selling expenses	(19)	(16)	(10)	–	(26)
Research and development costs	(2)	(1)	(4)	–	(5)
Other operating income, net	–	–	–	–	–
CONTRIBUTION FROM OPERATIONS	**125**	**171**	**49**	**6**	**226**
General and administrative expenses	(32)	(34)	(13)	–	(47)
OPERATING PROFIT	**93**	**137**	**36**	**6**	**179**
Financial expenses	(13)	(19)	(5)	(6)	(30)
Income from investments	7	12	1	–	13
INCOME BEFORE INCOME TAXES	**87**	**130**	**32**	–	**162**
Income taxes	(21)	(34)	(13)	–	(47)
NET PROFIT	**66**	**96**	**19**	–	**115**
CASH FLOW (Net profit + Depreciation and amortisation)	**114**	**161**	**24**	–	**185**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

	Q1 2006	Q1 2007
Group net income	66	115
Third party income	–	–
Adjustments to reconcile cash generated from operating income before changes in working capital:		
Depreciation, amortisation and other non monetary items	48	76
Dividends, interests and income taxes	6	48
Cash generated from operating income before variation in working capital	**120**	**239**
Variation in working capital relating to operations	(167)	1
Dividends, interests and income taxes received (paid)	(15)	(5)
Net cash flow from operations	**(62)**	**235**
Investments in tangible and intangible fixed assets	(98)	(252)
Investments in acquisitions of consolidated companies	–	–
Disposals	–	1
Free cash flow	**(160)**	**(16)**
Buy-back of treasury shares	–	–
Cash flow from share capital and reserves	–	–
Exchange rate differentials and other variation concerning net financial debt	(*) (295)	(4)
Variation in net debt	**(455)**	**(20)**
Net debt at beginning of period	**1,012**	**1,417**
Net debt at end of period	**1,467**	**1,437**

(*) *Includes the effects of the acquisition of Snamprogetti (Euro 298 million).*

Saipem

RECEIVED

2007 JUN -9 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eni

Saipem awarded a new onshore contract in Algeria

worth approximately euro 700 million

San Donato Milanese (Milan), 31 May 2007 – Saipem has been awarded a new onshore contract in Algeria for an oil treatment plant, located in Hassi Messaoud, some 800 kilometres southeast of Alger.

Sonatrach has awarded a consortium composed of Saipem, as leader, and the company Lead Contracting, an EPC contract encompassing the engineering, procurement and construction of a crude oil treatment and stabilisation plant (UBTS, Unité de Traitement du Brut et de sa Stabilisation). The plant will be composed of three trains with a capacity of 100,000 oil barrels per-day each, one maintenance unit, four stocking units of 50,000 cubic meters each and a 45-km pipeline transporting oil, water and gas. Works are expected to last 37 months.

The contract has a total value of approximately euro 950 million, approximately 700 million of which is attributable to Saipem.

The project, aiming to enhance crude quality, as well as to improve safety and production rates, will contribute significantly to the production optimisation programme of Sonatrach's Hassi Messaoud field, given the extent of the field's reserves, their quality and the complexity of the reservoirs.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

END